KIDCABOO HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Kidcaboo Holdings, Inc.
Maplewood, New Jersey

We have reviewed the accompanying consolidated financial statements of Kidcaboo Holdings, Inc., which comprise the consolidated balance sheets as of December 31, 2021, and 2020, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Kidcaboo Holdings, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 6, 2022

KIDCABOO HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 12,116	$ 1,163
SAFE obligation receivable	350,000	-
Prepaid expenses and other current assets	565	-
TOTAL CURRENT ASSETS	362,681	1,163
OTHER ASSETS		
Capitalized software development	103,908	20,663
TOTAL ASSETS	$ 466,589	$ 21,826

LIABILITIES AND MEMBERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Credit card payable	$ 5,183	$ -
Due to related party	22,999	33,549
TOTAL CURRENT LIABILITIES	28,182	33,549
TOTAL LIABILITIES	28,182	33,549
MEMBERS' EQUITY		
Common stock, see note 4	90	-
Additional paid-in capital	250,228	-
Capital contributions	-	279
SAFE obligations	750,000	-
Accumulated deficit	(561,911)	(12,002)
TOTAL MEMBERS' EQUITY	438,407	(11,723)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 466,589	$ 21,826

See independent accountant's review report and accompanying notes to financial statements.

KIDCABOO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
General and administrative	182,921	9,174
Payroll expenses	231,684	-
Professional fees	84,959	-
Sales and marketing	50,345	35
TOTAL OPERATING EXPENSES	549,909	9,209
NET OPERATING LOSS	(549,909)	(9,209)
OTHER INCOME		
Grant income	-	8,000
Other income	-	393
TOTAL OTHER INCOME	-	8,393
NET LOSS	$ (549,909)	$ (816)

See independent accountant's review report and accompanying notes to financial statements.

KIDCABOO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Common Stock		Capital Contributions	Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount					
BEGINNING BALANCE, JANUARY 1, 2020		$ -	-	-	-	$ (11,186)	$ (11,186)
Capital contributions	-	-	279	-	-	-	$ 279
Net loss	-	-	-	-	-	(816)	$ (816)
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	$ 279	$ -	$ -	$ (12,002)	$ (11,723)
Issuance of SAFE obligations	-	-	-	-	750,000	-	$ 750,000
Capital contributions	-	-	250,039	-	-	-	$ 250,039
Issuance of shares in exchange for capital contributions	9,000,000	90	(250,318)	250,228	-	-	$ -
Net loss	-	-	-	-	-	(549,909)	$ (549,909)
ENDING BALANCE, DECEMBER 31, 2021	9,000,000	$ 90	$ -	$ 250,228	$ 750,000	$ (561,911)	$ 438,407

See independent accountant's review report and accompanying notes to financial statements.

KIDCABOO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (549,909)	$ (816)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) decrease in assets:		
Prepaid expenses and other current assets	(565)	-
Increase (decrease) in liabilities:		
Credit card payable	5,183	-
CASH USED FOR OPERATING ACTIVITIES	(545,291)	(816)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(83,245)	(5,463)
CASH USED FOR INVESTING ACTIVITIES	(83,245)	(5,463)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of related party loan	(10,550)	7,163
Capital contributions	250,039	279
Issuance of SAFE obligations	400,000	-
CASH PROVIDED BY FINANCING ACTIVITIES	639,489	7,442
NET INCREASE IN CASH	10,953	1,163
CASH AT BEGINNING OF YEAR	1,163	-
CASH AT END OF YEAR	$ 12,116	$ 1,163
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Kidcaboo Holdings, Inc. was incorporated in the State of Deleware on September 27,2021.

Kidcaboo, LLC (the "Company") was organized in the State of New Jersey on April 22, 2019. Kidcaboo, LLC is wholly owned and operated by Kidcaboo Holdings, Inc.

The Company specializes in providing a children's version of Uber that will exclusively transport children for working parents to make the work life work for all.

Going Concern
Since Inception, the Company has relied on funds from related party loans issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Kidcaboo Holdings, Inc. and Kidcaboo, LLC (collectively, the "Company). Kidcaboo, LLC is wholly owned and operated by Kidcaboo Holdings, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Risks and Uncertainties (continued)
The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company had no accounts receivable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of New Jersey and Delaware.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company will generate revenue by collecting a percentage of the cost of each ride. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Due to Related Party**

Since inception, the majority shareholder of the Company has provided funds to the Company in the amount of $22,999 and $33,549, as of December 31, 2021 and 2020. There is no interest rate, minimum monthly payments or maturity date. Management elected to state this as a current liability, as the repayment date is not certain as of December 31, 2021.

4.   **Equity**

On September 21, 2021, Kidcaboo Holding Inc. incorporated and became the 100% owner of Kidcaboo, LLC. All capital contributions made to Kidcaboo, LLC were converted into shares of Kidcaboo Holdings, Inc during the year ending December 31, 2021.

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2021, and 2020, 9,000,000 and nil shares have been issued and are outstanding.

SAFE Obligations
During 2021, the Company issued four Simple Agreements for Future Equity ("SAFEs") totalling $750,000 as of December 31, 2021. As of December 31, 2021, a total of $350,000 was due to the Company in regards to the issuance of the SAFE obligations.

4.   Equity (continued)

SAFE Obligations (continued)

The agreement state if there is an equity financing before the termination of this SAFE, on the initial closing of an equity financing, the SAFEs will automatically convert into the number of shares of SAFE preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of SAFE preferred stock. The agreement states a post-money valuation cap of $5,000,000 with an 80% discount rate.

If there is a liquidity event before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of the proceeds due and payable to the Investor immediately prior to, or concurrent with the consummation of such liquidity event equal to the greater of (i) the Purchase Amount or (ii) the amount payable on the number of shares of Common stock equal to the Purchase Amount divided by the liquidity price.

If there is a Dissolution Event before the termination of the SAFE, the Investor will automatically be entitled to receive a portion of the proceeds equal to the cash-out amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event.

5.   Going Concern

These financial statements are prepared on a going concern basis. The Company registered on April 22, 2019, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6.   Subsequent Events

SAFE Obligations
During 2022, the Company collected the full $350,000, which was due to them for the issuances of the SAFE obligations, discussed in Note 4.

Equity Incentive Creation
During 2022, the Company created an equity incentive plan. The Company's 2022 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. No shares have been issued under the Plan as of April 6, 2022.

6.   <u>**Subsequent Events (continued)**</u>

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary will be entitled to receive a 7.5% commission fee.

Additional Offering
Concurrent with the Crowdfunding offering discussed above, the Company is raising up to $1,500,000 in Simple Agreements for Future Equity. The terms of the offering outside of Wefunder is the same as the terms offered in the Crowdfunding offering.

Managements Evaluation
The Company has evaluated subsequent events through April 6, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.